I hereby certify that at a Board of Directors Meeting of the Bagdad Chase Inc held at Blairs Restaurant, 718 South Grand Avenue, Los Angeles, California on June 18, 1968 at 2:00 p.m., the following Resolution was unanimously adopted.

RESOLVED: That the Officers of the Corporation he authorized to issue 790,040 shares of Bagdad Chase Inc stock to The Gold Ore Mining Company, an Arizona corporation, or its nominee, in return f the appropriate conveyance by said Company of all of its assets and thereafter take the necessary steps to issue individual certificates to the stockholders of said Company as designated by the Corporate Secretary of the Company according to the shares of stock delivered by its Stockholders in liquidation and satisfaction of their proportionate interest in any of said Companys.

WITNESS my hand and seal of the Corporation this 13th day of July, 1968.